UNITED HERITAGE CORPORATION
                              2 NORTH CADDO STREET
                              CLEBURNE, TEXAS 76031
                            TELEPHONE: (817) 641-3681

                                December 3, 2004

VIA FACSIMILE (202) 942-5828

H. Roger Schwall, Assistant Director
Alex Shukhman, Esq.
Securities & Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549-0405

      RE:    UNITED HERITAGE CORPORATION
             ACCELERATION OF THE EFFECTIVE DATE
             POST-EFFECTIVE AMENDMENT NO. 1 TO
             REGISTRATION STATEMENT ON FORM SB-2
             FILE NO. 333-115121

Dear Mr. Schwall:

      United Heritage Corporation (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") take appropriate action to make the above-captioned Post-Effective Amendment No. 1 to the registration statement filed on Form SB-2 be ordered effective at 2:00 p.m. (E.S.T.) on Tuesday, December 7, 2004 or as soon as practicable thereafter. In making this request, the Company acknowledges that:

o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Roger Schwall, Assistant Director
Alex Shukhman, Esq.
Securities & Exchange Commission
December 3, 2004
Page 2


                                    Very truly yours,

                                    United Heritage Corporation


                                    By: /s/ Walter G. Mize
                                       -----------------------------------------
                                        Walter G. Mize, President